Kama Resources Inc.

Suite 1707-B, 17th Floor, CTS Center 219

Zhong Shan Wu Road Guangzhou, China 510030

Tel. 8613808821282 Fax. 86208333258

August 21, 2012

United States Securities and Exchange Commission

Washington, D.C. 20549

Attn: Maryse Mills-Apenteng Special Counsel

Re: Kama Resources Inc. Amendment No.12 to Registration Statement on Form S-1

Filed July 13, 2012

File No. 333-164206

This cover letter is a response to the comment letter sent by the United States Securities and Exchange Commission. Below are comments regarding the issues raised in their comment letter.

 1. Information for the fiscal year ended October 31, 2011 has now been included in the Executive Summary Section.

2. The review report has been updated by the auditor.

3. The column “For the Period Ended April 30, 2012” is now revised to reflect the 6 months ended April 30, 2012.

Please fax all comments to 949-272-0088 and to Jill Arlene Robbins at 305-531-1274.

Sincerely,

-S-

Dayong Sun